Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

	12/31/10		12/31/09		12/31/08		12/31/07		12/31/06
Pre-tax income from continuing operations	$136,492		$67,888		$190,193		$195,616		$158,191
Interest expense	66,541		50,738		26,209		17,287		10,247
Capitalized interest	28,321		30,107		23,209		18,104		9,339
Earnings	$203,033		$118,626		$216,402		$212,903		$168,438
Ratio of earnings to fixed charges	2.1	x	1.5	x	4.4	x	6.0	x	8.6	x

For purposes of this table, “earnings” consists of income before income taxes from continuing operations plus fixed charges (excluding capitalized interest).  “Fixed charges” consists of interest expense and capitalized interest (for both continuing and discontinued operations).